Filed pursuant to Rule 253(g)(2)

File No. 024-11953

This Supplement No. 6, dated June 12, 2023 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated March 28, 2023, of Landa App, LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to update certain information for the following Series (the “Updated Series”):

●	Landa App LLC – 107 Oakwood Circle Griffin GA LLC
●	Landa App LLC – 6404 Walnut Way Union City GA LLC
●	Landa App LLC – 20 Chimney Smoke Drive Stockbridge GA LLC
●	Landa App LLC – 550 Cowan Road Covington GA LLC
●	Landa App LLC – 45 Laurel Way Covington GA LLC
●	Landa App LLC – 412 Kendall Lane McDonough GA LLC
●	Landa App LLC – 5411 Rocky Pine Drive Lithonia GA LLC
●	Landa App LLC – 2425 Cornell Circle McDonough GA LLC
●	Landa App LLC – 5581 Fox Glen Circle Lithonia GA LLC
●	Landa App LLC – 3667 Patti Parkway Decatur GA LLC

LANDA APP LLC

6 W. 18th Street

New York, NY 10011

(646) 905-0931

Landa.app

CURRENT AND PREVIOUS SERIES OFFERINGS

Additional Borrowings, Refinance Note and Title Transfers

The tables below (the “Update Tables”) show key information related to the Updated Series and its underlying Property. The information in the Update Tables supersedes any contrary previous information contained in the Master Series Table included in the Offering Circular, which can be found here; all other information in the Offering Circular is otherwise unchanged.

On May 19, 2023, each of the following Updated Series entered into an Additional Borrowing with L Finance LLC, the terms of which are listed in the table below. Each Additional Borrowing is secured by the Property underlying the respective Updated Series and any other assets of the Updated Series, and bears interest at a rate that is the higher of SOFR+7%, or 12.5%.

Series	Principal Amount	Maturity Date
Landa Series 6404 Walnut Way	$188,750	05/19/2024
Landa Series 20 Chimney Smoke Drive	$200,075	05/19/2024
Landa Series 550 Cowan Road	$196,300	05/19/2024
Landa Series 45 Laurel Way	$162,325	05/19/2024
Landa Series 412 Kendall Lane	$162,325	05/19/2024
Landa Series 5411 Rocky Pine Drive	$181,200	05/19/2024
Landa Series 2425 Cornell Circle	$234,050	05/19/2024
Landa Series 5581 Fox Glen Circle	$284,635	05/19/2024
Landa Series 3667 Patti Parkway	$245,375	05/19/2024

The foregoing is a summary of the terms of the Additional Borrowings and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the Refinance Note, a copy of which is filed as Exhibit 6.1 to our Form 1-U, filed on June 12, 2023, which can be found here.

On June 8, 2023, the Updated Series listed below entered into a Refinance Note with its affiliate, Landa Financing LLC, the terms of which are listed in the table below. The Refinance Note is secured by the Property underlying the respective Updated Series and any other assets of the Updated Series.

Series	Loan Amount	Annual Interest Rate	Loan Date	Maturity Date
Landa App LLC - 10121 Morris Drive SW Covington GA LLC	$119,269	(1)	06/08/2023	06/08/2025

(1)	The Refinance Note bears interest at a rate that is equal to Overnight SOFR+2%.

The foregoing is a summary of the terms of the Refinance Note and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the Refinance Note, a copy of which is filed as Exhibit 6.2 to our Form 1-U, filed on June 12, 2023, which can be found here.

Additionally, on May 19, 2023, Landa Properties LLC (“Landa Properties”) transferred title (the “Transfer’) to the following properties (“Properties”) to the applicable Updated Series, as set forth in the table below. In connection with the Transfer, Landa Properties also assigned the applicable lease agreement for each of the Properties underlying each Updated Series to the applicable Updated Series.

Series	Property
Landa App LLC – 6404 Walnut Way Union City GA LLC	6404 Walnut Way, Union City, GA, 30291
Landa App LLC – 20 Chimney Smoke Drive Stockbridge GA LLC	20 Chimney Smoke Drive, Stockbridge, GA 30281
Landa App LLC – 550 Cowan Road Covington GA LLC	550 Cowan Road, Covington, GA 30016
Landa App LLC – 45 Laurel Way Covington GA LLC	45 Laurel Way, Covington, GA 30016
Landa App LLC – 412 Kendall Lane McDonough GA LLC	412 Kendall Lane, McDonough, GA 30253
Landa App LLC – 5411 Rocky Pine Drive Lithonia GA LLC	5411 Rocky Pine Drive, Lithonia, GA 30038
Landa App LLC – 2425 Cornell Circle McDonough GA LLC	2425 Cornell Circle, McDonough, GA 30253
Landa App LLC – 5581 Fox Glen Circle Lithonia GA LLC	5581 Fox Glen Circle, Lithonia, GA 30038
Landa App LLC – 3667 Patti Parkway Decatur GA LLC	3667 Patti Parkway, Decatur, GA 30034

On June 8, 2023, Landa Properties LLC (“Landa Properties”) transferred title (the “Transfer’) to the following property (“Property”) to the Updated Series, as set forth in the Updated Table below. In connection with the Transfer, Landa Properties also assigned the applicable lease agreement for the Property to the Updated Series.

Series	Property
Landa App LLC – 107 Oakwood Circle Griffin GA LLC	107 Oakwood Circle, Griffin, GA 30223

Lastly, the term “Refinance Lender”, as it’s referenced in the Offering Circular, is hereby amended to include a third party lender or an affiliate of the Manager.